

October 21, 2010

Mr. James R. Wolford
Chief Financial Officer
Pacific Office Properties Trust, Inc.
233 Wilshire Boulevard, Suite 310
Santa Monica, CA 90401

> **Re: Pacific Office Properties Trust, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 001-09900**

Dear Mr. Wolford:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief